Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the Quarter ended September 30, 2020 under IFRS

IT Services Revenue for the quarter grew by 3.7% QoQ

Board approves buy back of ₹ 95 billion

Bangalore, India and East Brunswick, New Jersey, USA – October 13, 2020 - Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) today announced financial results under International Financial Reporting Standards (IFRS) for the quarter ended September 30, 2020.

Highlights of the Results

Results for the Quarter ended September 30, 2020:

➣	Gross Revenue was ₹ 151.1 billion ($2.1 billion1), an increase of 1.4% QoQ and a decrease of 0.1% YoY

➣	IT Services Segment Revenue was at $1,992.4 million, an increase of 3.7% QoQ

➣	Non-GAAP[2] constant currency IT Services Segment Revenue increased by 2.0% QoQ

➣	IT Services Operating Margin[3] for the quarter was at 19.2%, an expansion of 0.2% QoQ and 1.1%YoY

➣	Net Income for the quarter was ₹ 24.7 billion ($335.3 million1), a decrease of 3.4% YoY

➣	Earnings Per Share for the quarter was at ₹ 4.33 ($0.061), an increase of 0.7% YoY

➣	Operating Cash Flow was at ₹ 44.1 billion ($600.1 million1), which is 179.0% of Net Income

Performance for the quarter ended September 30, 2020

Thierry Delaporte, CEO and Managing Director said, “We had an excellent quarter with growth in revenues, expansion of margins and robust cash generation. I am very excited about the opportunities that are ahead of us and encouraged by the acceleration in business momentum we have seen this quarter. Our strategy is to focus on growth in prioritized sectors & markets led by vertical solution offerings.”

Jatin Dalal, Chief Financial Officer said, “It was another quarter of strong performance on margins and cash flows. We improved on several operating parameters to deliver margin expansion of 0.2% to 19.2% in the IT Services segment. Our Free Cash Flows as a percentage of Net Income for the first half was at 160.7% of Net income. The announcement to buyback equity shares is part of our philosophy to deliver consistent returns to shareholders.”

Outlook for the quarter ending December 31, 2020

We expect Revenue from our IT Services business to be in the range of $2,022 million to $2,062 million*. This translates to a sequential growth of 1.5% to 3.5%.

* Outlook is based on the following exchange rates: GBP/USD at 1.31, Euro/USD at 1.18, AUD/USD at 0.72, USD/INR at 73.84 and CAD/USD at 0.75

1.

For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹ 73.54, as published by the Federal Reserve Board of Governors on September 30, 2020. However, the realized exchange rate in our IT Services business segment for the quarter ended September 30, 2020 was US$1= ₹ 74.12

2.	Constant currency revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period
3.	IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials

Capital Allocation

The Board of Directors approved a buyback proposal, subject to the approval of shareholders through postal ballot, for purchase by the company of up to 237.5 million equity shares of ₹ 2 each (representing 4.16% of total paid up equity capital) from the shareholders of the company on a proportionate basis by way of a tender offer. The buyback price is ₹ 400 ($5.41) per equity share payable in cash for an aggregate amount not exceeding ₹ 95 billion ($1.3 billion1).

IT Services

Wipro continued its momentum in winning large deals with our customers as described below:

➣

A US-based multinational food manufacturing company has selected Wipro as the sole strategic partner for application support and maintenance globally. As part of the engagement, Wipro will simplify and transform the client’s application portfolio and help them develop new digital capabilities by leveraging cutting-edge technology solutions. In addition, Wipro will also drive end-to-end enterprise resource planning by rolling out SAP ECC for their acquired entity in Latin America to enable greater integration with the parent company.

➣

Wipro has won a multi-year, multi-million-dollar contract from a large US-based healthcare payer to provide enrollment and billing services for individual health plans under the Affordable Care Act, leveraging Wipro’s digital platform and digital operations services.

➣

Wipro has secured a contract from a leading US-based healthcare technology company to transform its healthcare system by providing application development and support, quality engineering, and production engineering services.

➣

Wipro has won a strategic, multi-year managed services contract from a leading US-based manufacturing company to transform its entire procure to pay operations, leveraging Wipro HOLMES® solutions such as Intelligent Document Processing (IDP), Contract Intelligence and Order digitization.

Digital & Cloud Application Services Highlights

We continue to see increasing traction in digital oriented deals as illustrated below:

➣

Wipro has been awarded a multi-year contract as a transformation partner for Cynergy Bank, a UK Bank specialised in serving the financial needs of property and commercial business owners. Wipro will leverage its core capabilities, IP, partnerships, Wipro ventures and best practices to comprehensively manage and transform the Bank’s IT Infrastructure and Security operations as part of this IT co-source engagement. Wipro has also been chosen as the prime partner to deliver digital transformation at the Bank, thereby realising the Bank’s future vision and architectural roadmap leveraging Wipro Digital, Designit, Topcoder and NewAgeEcosystem.

➣

Wipro and Designit have been selected by a regional water authority in Asia Pacific to transform their customer experience, workflow, case management and IoT analytics platforms. The integrated solution, built on Microsoft Azure, will provide a common platform for data acquisition and visualization, device management, and interface with other IT and third party agencies/ systems. It will also support new IoT devices to implement various dam safety and water monitoring measures.

➣

A leading semiconductor manufacturer has awarded Wipro a turnkey silicon development contract for its 5G wireless infrastructure and Automotive Vehicle-to-everything (V2X) market. Wipro’s strong expertise in very large-scale integration (VLSI) and firmware domain will help the customer develop variants of the product for different market segments and accelerate their time-to-market.

➣

A global bank has chosen Designit, a Wipro company, to support a new startup business focused on small and medium-sized enterprises leveraging strategic design, logistics & operations management, data analysis, and growth strategy consultancy services.

Partner and Analyst Recognition

➣	Wipro has been positioned as a Leader in The Forrester New Wave™: RPA Service Providers in Healthcare, Q3 2020

➣	Wipro is a Leader in Everest Group PEAK Matrix® Assessments for Banking BPS, Cloud-Native Application Development Services, Finance and Accounting Outsourcing (FAO) 2020

➣	Wipro is named a Leader and Star Performer in Everest Group’s PEAK Matrix® Assessments on Digital Workplace Services, Data and Analytics Services 2020

➣	Wipro has been positioned a leader in IDC MarketScape: Worldwide Managed Security Services 2020 Vendor Assessment (Doc # US46235320 - Sep 2020)

➣	Wipro has been positioned a Leader in IDC MarketScape: Worldwide Customer Experience Improvement Services 2020 Vendor Assessment (Doc # US45658220 - Sep 2020)

➣	Wipro has been positioned as a Leader in IDC MarketScape: Worldwide Manufacturing Intelligence Transformation 2020 Vendor Assessment (Doc # US46844820 - Sep 2020)

➣	Wipro is rated as a Leader in ISG Provider LensTM SAP HANA and Leonardo Ecosystem Partners quadrant report for the U.K. and U.S. 2020, in multiple quadrants.

➣	Wipro is rated as a Leader in ISG Provider LensTM Microsoft Ecosystem U.S. 2020

➣	Wipro was named as a Leader in Gartner Magic Quadrant for Data Center Outsourcing and Hybrid Infrastructure Managed Services, North America, Mark Ray et al., 9 Jun 2020

Disclaimer: Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

State of Intelligent Enterprises Report

A Wipro study finds 95% of business leaders consider AI critical, yet only 17% leverage it across their organization. The ‘State of Intelligent Enterprises’ report examines the current landscape and shows the challenges and the driving factors for businesses to become truly intelligent enterprises.

IT Products

➣	IT Products Segment Revenue for the quarter was ₹ 1.7 billion ($23.0 million1)

➣	IT Products Segment Results for the quarter was a loss of ₹ 0.3 billion ($4.1 million1)

India business from State Run Enterprises (ISRE)

➣	India SRE Segment Revenue for the quarter was ₹ 2.1 billion ($28.8 million1)

➣	India SRE Segment Results for the quarter was a profit of ₹ 0.1 billion ($1.6 million1)

Please refer to the table on page 9 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP Financial Measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 9 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Further, in the normal course of business, we may divest a portion of our business which may not be strategic. We refer to the growth rates in both reported and constant currency adjusting for such divestments in order to represent the comparable growth rates.

This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the quarter ended September 30, 2020, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com

Quarterly Conference Call

We will hold an earnings conference call today at 07:15 p.m. Indian Standard Time (09:45 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a web-cast and can be accessed at the following link- https://links.ccwebcast.com/?EventId=WIPRO1310

An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 180,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Contact for Investor Relations		Contact for Media & Press
Aparna Iyer	Abhishek Kumar Jain	Vipin Nair
Phone: +91-80-6142 7139	Phone: +91-9845791363	Phone: +91-80-6142 6450
iyer.aparna@wipro.com	abhishekkumar.jain@wipro.com	vipin.nair1@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # # (Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2020	As at September 30, 2020
			Convenience translation into US dollar in millions Refer footnote 1 in Page 1
ASSETS
Goodwill	131,012	135,137	1,838
Intangible assets	16,362	15,347	209
Property, plant and equipment	81,120	81,984	1,115
Right-of-Use assets	16,748	14,943	203
Financial assets
Derivative assets	—	14	^
Investments	9,302	8,363	114
Trade receivables	6,049	6,011	82
Other financial assets	5,881	6,720	91
Investments accounted for using the equity method	1,383	1,374	19
Deferred tax assets	6,005	1,437	20
Non-current tax assets	11,414	13,446	183
Other non-current assets	11,935	11,192	152

Total non-current assets	297,211	295,968	4,026

Inventories	1,865	1,311	18
Financial assets
Derivative assets	3,025	3,200	44
Investments	189,635	258,129	3,510
Cash and cash equivalents	144,499	152,423	2,073
Trade receivables	104,474	89,541	1,217
Unbilled receivables	25,209	23,884	324
Other financial assets	8,614	10,893	148
Contract assets	17,143	15,492	211
Current tax assets	2,882	2,294	31
Other current assets	22,505	22,080	300

Total current assets	519,851	579,247	7,876

TOTAL ASSETS	817,062	875,215	11,902

EQUITY
Share capital	11,427	11,430	155
Share premium	1,275	1,711	23
Retained earnings	476,103	517,217	7,033
Share-based payment reserve	1,550	1,747	24
SEZ Re-investment reserve	43,804	51,437	699
Other components of equity	23,299	29,008	395

Equity attributable to the equity holders of the Company	557,458	612,550	8,329
Non-controlling interest	1,875	1,201	16

TOTAL EQUITY	559,333	613,751	8,345

LIABILITIES
Financial liabilities
Loans and borrowings	4,840	225	3
Derivative liabilities	138	13	^
Lease liabilities	12,638	12,320	168
Other financial liabilities	151	657	9
Deferred tax liabilities	2,825	3,067	42
Non-current tax liabilities	13,205	12,186	166
Other non-current liabilities	7,537	7,320	100
Provisions	2	1	^

Total non-current liabilities	41,336	35,789	488

Financial liabilities
Loans, borrowings and bank overdrafts	73,202	74,293	1,010
Derivative liabilities	7,231	1,732	24
Trade payables and accrued expenses	78,129	82,023	1,115
Lease liabilities	6,560	7,286	99
Other financial liabilities	899	1,151	16
Contract liabilities	18,775	19,427	264
Current tax liabilities	11,731	14,531	198
Other current liabilities	19,254	24,445	332
Provisions	612	787	11

Total current liabilities	216,393	225,675	3,069

TOTAL LIABILITIES	257,729	261,464	3,557

TOTAL EQUITY AND LIABILITIES	817,062	875,215	11,902

^	Value is less than 1

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended September 30,			Six months ended September 30,
	2019	2020	2020	2019	2020	2020
			Convenience translation into US dollar in millions Refer footnote 1 in Page 1			Convenience translation into US dollar in millions Refer footnote 1 in Page 1
Revenues	151,256	151,145	2,055	298,417	300,276	4,083
Cost of revenues	(108,006)	(105,387)	(1,433)	(212,279)	(209,087)	(2,843)

Gross profit	43,250	45,758	622	86,138	91,189	1,240
Selling and marketing expenses	(10,629)	(9,606)	(132)	(21,582)	(19,395)	(264)
General and administrative expenses	(6,527)	(8,177)	(111)	(14,646)	(18,183)	(247)
Foreign exchange gains	591	338	5	1,449	1,543	21
Other operating income/(loss), net	50	(178)	(2)	749	(81)	(1)

Results from operating activities	26,735	28,135	382	52,108	55,073	749
Finance expenses	(2,247)	(1,267)	(17)	(3,831)	(2,566)	(35)
Finance and other income	6,857	5,209	71	13,804	10,490	143
Share of net profit /(loss) of associates accounted for using the equity method	(2)	(6)	^	(18)	25	^

Profit before tax	31,343	32,071	436	62,063	63,022	857
Income tax expense	(5,731)	(7,228)	(98)	(12,430)	(14,066)	(191)

Profit for the period	25,612	24,843	338	49,633	48,956	666

Profit attributable to:
Equity holders of the Company	25,526	24,656	335	49,400	48,558	661
Non-controlling interest	86	187	3	233	398	5

Profit for the period	25,612	24,843	338	49,633	48,956	666

Earnings per equity share:
Attributable to equity holders of the Company
Basic	4.30	4.33	0.06	8.27	8.53	0.12
Diluted	4.29	4.32	0.06	8.25	8.51	0.12
Weighted average number of equity shares used in computing earnings per equity share
Basic	5,936,393,069	5,694,035,551	5,694,035,551	5,975,454,269	5,693,689,502	5,693,689,502
Diluted	5,948,113,661	5,706,874,339	5,706,874,339	5,986,683,086	5,705,850,555	5,705,850,555

^	Value is less than 1

Additional Information:

Particulars	Three months ended			Six months ended		Year ended
	September 30, 2020	June 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019	March 31, 2020
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
BFSI	45,995	44,828	45,760	90,823	91,155	184,457
Health BU	20,294	19,760	18,981	40,054	37,852	78,240
CBU	23,927	23,179	23,530	47,106	45,896	97,008
ENU	18,990	19,279	18,888	38,269	37,320	76,443
TECH	18,478	19,670	19,148	38,148	37,808	75,895
MFG	12,175	11,820	11,886	23,995	23,222	48,158
COMM	7,822	7,420	8,368	15,242	16,822	33,840

Total of IT Services	147,681	145,956	146,561	293,637	290,075	594,041
IT Products	1,691	2,258	3,233	3,949	5,642	11,010
ISRE	2,119	2,117	2,069	4,236	4,212	8,400
Reconciling Items	(8)	5	(16)	(3)	(63)	(50)

Total Revenue	151,483	150,336	151,847	301,819	299,866	613,401

Other operating income/(loss), net
IT Services	(178)	97	50	(81)	749	1,144

Total Other operating income/(loss), net	(178)	97	50	(81)	749	1,144

Segment Result
IT Services
BFSI	9,209	8,517	8,407	17,726	17,742	34,132
Health BU	4,005	2,728	2,863	6,733	5,792	12,027
CBU	5,507	4,419	3,952	9,926	7,458	16,729
ENU	3,329	3,569	3,084	6,898	5,280	12,176
TECH	2,632	4,167	3,624	6,799	7,150	14,312
MFG	2,379	2,228	2,439	4,607	4,531	9,252
COMM	1,320	891	1,044	2,211	2,562	5,336
Unallocated	148	1,206	1,044	1,354	1,764	2,577
Other operating income/(loss), net	(178)	97	50	(81)	749	1,144

Total of IT Services	28,351	27,822	26,507	56,173	53,028	107,685

IT Products	(300)	124	149	(176)	(258)	(282)
ISRE	114	(100)	(177)	14	(813)	(1,822)
Reconciling Items	(30)	(908)	256	(938)	151	149

Total	28,135	26,938	26,735	55,073	52,108	105,730
Finance Expense	(1,267)	(1,299)	(2,247)	(2,566)	(3,831)	(7,328)
Finance and Other Income	5,209	5,281	6,857	10,490	13,804	24,081
Share of net profit/ (loss) of associates accounted for using the equity method	(6)	31	(2)	25	(18)	29

Profit before tax	32,071	30,951	31,343	63,022	62,063	122,512

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (ISRE).

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals.

The industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Health Business unit (Health BU), Consumer Business unit (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing (MFG), Technology (TECH) and Communications (COMM). Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

India State Run Enterprise segment (ISRE): This segment consists of IT Services offerings to entities/ departments owned or controlled by the Government of India and/ or any State Governments.

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn)

Three Months ended September 30, 2020
IT Services Revenue as per IFRS	$1992.4
Effect of Foreign currency exchange movement	$(32.9)

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$1959.5

Three Months ended September 30, 2020
IT Services Revenue as per IFRS	$1992.4
Effect of Foreign currency exchange movement	$(12.9)

Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year	$1979.5